UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (Amendment No. ___)*

                                 Telebyte, Inc.
                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    879260107
                                 (CUSIP Number)

                                Michael Breneisen
                               c/o Telebyte, Inc.
                                270 Pulaski Road
                            Greenlawn, New York 11740
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 25, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 879260107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Michael Breneisen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America (USA)
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    181,900 (a)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           181,900 (a)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     181,900 (a)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(a) Includes options to purchase 150,000 shares of Common Stock that are currently exercisable.

Item 1. Security and Issuer

            This statement on Schedule 13D relates to the Common Stock, $0.01 par value, of Telebyte, Inc, a Delaware corporation( the "Issuer"). The principal executive offices of the Issuer are located at 270 Pulaski Road, Greenlawn, New York 11740.

Item 2. Identity and Background

            (a) Name of Person Filing:

            Michael Breneisen

            (b) Address of Principal Business Office:

            c/o Telebyte, Inc., 270 Pulaski Road, Greenlawn, NY 11740

            (c) Principal Occupation or Employment:

            Chief Operating Office (COO), Chief Financial Officer (CFO) and Treasurer of Issuer

            (d) Criminal Proceedings:

            N/A

            (e) Civil Proceedings:

            N/A

            (f) Citizenship:

            United States of America

Item 3. Source and Amount of Funds or Other Consideration

            Mr. Breneisen is filing this Schedule 13D as a result of the grant to him by the Issuer, pursuant to the Issuer's 2001 Stock Option Plan, of options to purchase 100,000 shares of Telebyte, Inc. at a price of $0.37 per share. The options were granted on August 25, 2003, are exercisable immediately and expire on August 24, 2013. The options have not been exercised. Mr. Breneisen currently intends to use his personal funds in the event that he exercises any of such options.

Item 4. Purpose of Transaction

            Mr. Breneisen is filing this Schedule 13D as a result of the grant of the options described in Item 3 above. Mr. Breneisen is the COO, CFO and Treasurer of the Issuer. Other than as described above, the Reporting Person does not have any plans or proposals which relate to, or would result in, any of the actions or transactions enumerated in Item 4, clauses (a) through (j), of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

            (a) Mr. Breneisen beneficially owns 181,900 shares or 12..9% of the Issuer's Common Stock, including 150,000 shares underlying options that are currently exercisable. Mr. Breneisen holds options to purchase 160,000 shares; options to purchase 60,000 of such shares vest on June 30, 2004 and options to purchase 100,000 of such shares vest on January 1, 2005, subject to accelerated vesting if certain targets are met.

            (b) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                  181,900(b)

                  (ii) Shared power to vote or to direct the vote:

                  N/A

                  (iii) Sole power to dispose or to direct the disposition of:

                  181,900(b)

                  (iv) Shared power to dispose or to direct the disposition of:

                  N/A

            (c) N/A

            (d) N/A

            (e) N/A

--------
(b) Includes options to purchase 145,000 shares of Common Stock that are currently exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        N/A

Item 7. Material to Be Filed as Exhibits

        N/A

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2003


                                    By:     /s/ Michael Breneisen
                                            COO/CFO